EXHIBIT 10.1

                         MAGIC SOFTWARE ENTERPRISES LTD.
                    5 HAPLADA STREET, OR YEHUDA 60218, ISRAEL

                             ---------------------

              NOTICE OF 2007 ANNUAL GENERAL MEETING OF SHAREHOLDERS
                         TO BE HELD ON DECEMBER 18, 2007

Magic Software Enterprises Ltd. Shareholders:

     We cordially invite you to attend the Annual General Meeting of the Shareholders of Magic Software Enterprises Ltd., to be held at 10:00 a.m. (Israel time) on December 18, 2007, at our offices at 5 HaPlada Street, Or Yehuda 60218, Israel, for the following purposes:

     1. To elect seven directors for terms expiring at our 2008 Annual General Meeting of Shareholders;

     2. To approve the terms of compensation of Mr. Eitan Naor, our president, chief executive officer and a director;

     3. To approve the terms of compensation of Mr. Yehezkel Zeira, one of our directors;

     4. To approve our 2007 Incentive Compensation Plan, providing for the issuance thereunder of up to 1,500,000 ordinary shares;

     5. To ratify the appointment of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2007; and

     6. To review and discuss our Auditor's Report and the Consolidated Financial Statements for the year ended December 31, 2006.

     The Board of Directors recommends that you vote in favor of all of the proposals, which are described in the attached Proxy Statement.

     You can vote by proxy either by mail or in person. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least 48 hours prior to the meeting to be validly included in the tally of ordinary shares voted at the meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

                                                     Sincerely,

                                                     Guy Bernstein, Chairman


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                         MAGIC SOFTWARE ENTERPRISES LTD.

                             ----------------------

                                 PROXY STATEMENT

                             ----------------------

                   2007 ANNUAL GENERAL MEETING OF SHAREHOLDERS

     This statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Magic Software Enterprises Ltd. to be voted at the 2007 Annual General Meeting of Shareholders, or the Meeting, pursuant to the accompanying Notice of 2007 Annual General Meeting of Shareholders. The Meeting will be held on Tuesday, December 18, 2007, at 10:00 a.m. at our offices at 5 HaPlada Street, Or Yehuda 60218, Israel.

     This Proxy Statement, the attached Notice of 2007 Annual General Meeting and the enclosed Proxy Card are being mailed to shareholders on or about November 13, 2007.

PURPOSE OF THE ANNUAL GENERAL MEETING

     At the meeting, shareholders will be asked to vote upon the: (i) election of seven directors for terms expiring at our 2008 Annual General Meeting of Shareholders; (ii) approval of the terms of compensation of Mr. Eitan Naor, our president, chief executive officer and a director; (iii) approval of the terms of compensation of Mr. Yehezkel Zeira, one of our directors; (iv) approval of our 2007 Incentive Compensation Plan, providing for the issuance thereunder of up to 1,500,000 ordinary shares; and (v) ratification of the appointment of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2007. In addition, our Auditor's Report and Consolidated Financial Statements for the year ended December 31, 2007 will be reviewed and discussed at the Meeting.

PROXY PROCEDURE

     Only holders of record of our ordinary shares, par value of NIS 0.1 per share, as of the close of business on November 8, 2007 are entitled to notice of, and to vote in person or by proxy at the Meeting.

     Shares eligible to be voted and for which a proxy card is properly signed and returned at least 48 hours prior to the beginning of the Meeting will be voted as directed. If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted FOR the nominees for director and each proposition for which the Board of Directors recommends a vote FOR. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

     Abstentions and broker "non-votes" are not counted in determining outcomes of matters being acted upon; however, they are counted for determining a quorum at the Meeting. A broker "non-vote" occurs when a nominee holding ordinary shares of our company for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner.

     We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited personally or by telephone by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission, or the SEC, concerning the sending of proxies and proxy material to the beneficial owners of our stock.

     You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in the enclosed self-addressed envelope to our transfer agent or to our registered office in Israel at least 48 hours prior to the Meeting. You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to our Corporate Secretary, by submitting a subsequently dated, validly executed proxy, or by voting in person.

QUORUM AND VOTING

     As of November 8, 2007, the record date for determination of shareholders entitled to vote at the Meeting, there were outstanding 31,504,540 ordinary shares. Each ordinary share entitles the holder to one vote.

     The presence of two shareholders, holding at least one third of our share capital voting rights, represented in person or by proxy at the Meeting, will constitute a quorum.

     An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve each of the proposals, except as otherwise stated in the proposal.

     We have received indications from our principal shareholder, Formula Systems (1985) Ltd., or Formula Systems, which holds approximately 50.02% of our issued and outstanding ordinary shares, that it presently intends to vote for all of the nominees for director and in favor of all of the proposals to be acted upon at the Meeting.

                              ELECTION OF DIRECTORS
                           (ITEM 1 ON THE PROXY CARD)

     Our directors, other than the outside directors, are elected at each annual meeting of shareholders. We are presenting seven nominees for election as directors at meeting: Guy Bernstein, Hadas Gazit, Gad Goldstein, Eitan Naor, Eli Reifman, Naamit Salomon and Yehezkel Zeira to hold office for one year until the 2008 Annual General Meeting and until their successors are elected and qualified. Each nominee is currently serving as a member of our Board of Directors.

     Under the Israeli Companies Law, our Board of Directors is required to determine the minimum number of directors who must have "accounting and financial expertise" (as such term is defined in regulations promulgated under the Israeli Companies Law). In addition, under the Israeli Companies Law at least one of our outside directors must have "accounting and financial expertise." Our Board of Directors has determined that our Board of Directors will include at least one director who has "accounting and financial expertise" within the meaning of the regulations promulgated under the Israeli Companies Law. Our Board of Directors has determined that Mr. Elan Penn, a member of our Board of Directors, who is an outside director and an audit committee member, has the requisite "accounting and financial expertise."

     In general, under NASDAQ Marketplace Rules promulgated pursuant to the Sarbanes-Oxley Act of 2002, as of July 31, 2005, a majority of the board of directors of a NASDAQ-listed company must qualify as independent directors within the meaning of the NASDAQ Marketplace Rules and its audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective "independence" requirements of NASDAQ and the SEC. However, a controlled company within the meaning of the NASDAQ Marketplace Rules, such as our company, is exempt from the NASDAQ requirement that a majority of the company's board of directors qualify as independent directors, as defined under the NASDAQ Marketplace Rules. We rely on the foregoing exemption and instead follow Israeli law and practice, which requires that we appoint at least two outside directors within the meaning of the Israeli Companies Law to our Board of Directors. In addition, in accordance with SEC rules, we have the mandated three independent directors, as defined by the SEC and NASDAQ rules, on our audit committee.

     A controlled company within the meaning of the NASDAQ Marketplace Rules, such as our company, is also exempt from the NASDAQ requirement regarding the process for the nomination of directors. We rely on the foregoing exemption and instead follow Israeli law and practice in accordance with which directors are elected by the shareholders, unless otherwise provided in a company's articles of association. Our articles of association do not provide otherwise. Our practice has been that our director nominees are presented in our proxy statement for election at our annual meetings of shareholders.


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     We are not aware of any reason why any of the nominees, if elected, would be unable or unwilling to serve as a director. In the event that any of such nominees would be unable to serve, the proxies will be voted for the election of such other person or persons as shall be designated by the Board of Directors. We do not have any understanding or agreement with respect to the future election of any of the nominees named.

     Set forth below is information about each nominee, including age, position(s) held with our company, their present principal occupation or employment, business history and other directorships held. For details about beneficial ownership of our shares held by any of these nominees, see below under the caption "Security Ownership of Certain Beneficial Owners and Management."

NOMINEES FOR ELECTION AS DIRECTOR FOR TERMS EXPIRING IN 2008

     GUY BERNSTEIN (39) has served as a director since December 2006, and as our chairman of the Board of Directors since November 8, 2007. Mr. Bernstein has served as the chief executive officer of Emblaze Ltd. since December 2006 and a member of the board of directors of Emblaze since April 2004. From April 2004 to December 2006, Mr. Bernstein served as the chief financial officer of Emblaze. From 1999 to 2004, Mr. Bernstein served as chief financial and operations officer of our company. Mr. Bernstein also acted as the interim chief executive officer of two of our subsidiaries, Magic Software Enterprises (Israel) Ltd. and Coretech Consulting Group. Mr. Bernstein is a director of Matrix IT Ltd., Formula Systems and Sapiens International Corporation. Mr. Bernstein is a Certified Licensed Public Accountant and holds a B.A. in accounting and economics from Tel Aviv University.

     HADAS GAZIT KAISER (31) was appointed by our board of directors to serve as a director of our company in August 2007. Ms. Gazit Kaiser has served as chief financial officer of Emblaze Ltd. since December 2006. From August 2005 to December 2006, Ms. Gazit Kaiser served as a vice president of finance of Emblaze Ltd. and as chief financial officer of Emblaze Mobile. Prior thereto and since August 2003, Ms. Gazit Kaiser served as the budget control manager of TTI Team Telecom International. From August 2000 to August 2003, Ms. Gazit Kaiser was a manager for Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. Ms. Gazit Kaiser is a director of Matrix IT Ltd., Formula Systems, Sapiens International Corporation and RadView Software Ltd. Ms. Gazit Kaiser is a Certified Licensed Public Accountant and holds a B.A. in Economics and Accounting and an M.B.A. in Finance from Tel Aviv University.

     GAD GOLDSTEIN (47) has served as a director since December 1998. Mr. Goldstein has been president of Formula Systems since 1995. Prior thereto and since 1985, Mr. Goldstein was vice president-finance and a director of Formula Systems. Mr. Goldstein is chairman of the board of directors of Blue Phoenix Solutions Ltd. and a director of other companies within the Formula Systems group, including Matrix IT Ltd., Formula Vision Technologies Ltd. and Sapiens International Corporation N.V. Mr. Goldstein holds a B.A. degree in economics and an M.B.A. degree from Tel Aviv University.

     EITAN NAOR (45) was appointed by our board of directors to serve as a director of our company in August 2007. Mr. Naor also serves as our president and chief executive officer since July 2007. Prior thereto and since February 2004, Mr. Naor served as chief executive officer and president of ECtel Ltd. From 1999 to 2004, Mr. Naor served in various managerial positions with Amdocs Limited. Mr. Naor holds a B.A. degree in economics from the Tel-Aviv University and an M.B.A. in Strategic Management from the Hebrew University in Jerusalem.

     ELI REIFMAN (38) was appointed by our board of directors to serve as a director of our company in January 2007. In 1994, Mr. Reifman co-founded Emblaze Ltd., an Israeli company publicly traded on the AIM Stock Exchange, and has served as its vice-chairman since December 2006. Mr. Reifman served as the chief executive officer of Emblaze Ltd. from September 2000 until December 2006. Mr. Reifman is a director of Sapiens International Corporation.

     NAAMIT SALOMON (42) has served as a director since March 2003. Ms. Salomon has served as a vice president finance of Formula Systems since August 1997. Ms. Salomon also serves as a director of BluePhoenix Solutions Ltd. and Sapiens International Corporation N.V. From 1990 through August 1997, Ms. Salomon was the controller for two large privately held companies in the Formula Systems Group. Ms. Salomon holds a B.A. degree in economics and business administration from Ben Gurion University and an L.L.M. degree from Bar-Ilan University.

     YEHEZKEL ZEIRA (63) has served as a director since August 2005. Mr. Zeira has been an independent information technologies consultant since 2001. From 2000 to 2001, Mr. Zeira served as Executive Vice President International of Ness Technologies Inc., and from 1970 to 2000, Mr. Zeira served in various positions at Advanced Technology Ltd., or ATL, and in 1982 he assumed the position of Chief Executive Officer of ATL. Mr. Zeira also serves as a director of TIM Computers and Systems Ltd., Kalanit Carmon Software Services Ltd. and Dafron Ltd. Mr. Zeira is also a lecturer at Ben Gurion University Faculty of Engineering. Mr. Zeira holds a B.Sc. degree in industrial engineering and an M. Sc. degree in operations research, both from Israel Institute of Technology, in Haifa, Israel and has participated in the Harvard Business School program for management development.

     Shareholders may vote in favor of the election of all the nominees named above, or may withhold their vote in respect of all or some of such nominees. Under the Israeli Companies Law, the affirmative vote of a majority of the ordinary shares represented at the Meeting in person or by proxy, entitled to vote and voting on the matter, is required to elect each of the nominees named above as a director.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ELECTION OF EACH OF THE NOMINEES NAMED ABOVE.

OUTSIDE DIRECTORS CONTINUING IN OFFICE

     ITIEL EFRAT (42) has served as an outside director of our company since December 2006. Mr. Efrat is the founder and has served as co-managing director of ERB Ltd., a leading financial consulting firm, since 1995. Mr. Efrat is the founder and a member of the Board of Directors of ESOP-Excellence Trust Company since 2004. Mr. Efrat is a certified public accountant (CPA) in Israel and holds a B.A. degree in accounting and economics from Tel-Aviv College of Management.

     ELAN PENN (55) has served as an outside director of our company since December 2005. Mr. Penn has served as chief executive officer and chairman of Penn Publishing Ltd., a private company based in Tel Aviv, Israel since 2001. From 2000 to 2001, Mr. Penn served as vice president of finance and administration of A.I. Research and Development Ltd. Mr. Penn was chief executive officer of Sivan Computer Training Company Ltd. during the years 1998 and 2000. From 1992 to 2000, Mr. Penn served as vice president of finance and administration of Mashov Computers Ltd. From 1987 to 1991 and again from 1992 to 1997, Mr. Penn served as our company's vice president of finance and administration. Mr. Penn also serves as a director of Healthcare Technologies Ltd. Mr. Penn holds a B.A. degree in economics from the Hebrew University of Jerusalem and a Ph.D. in management science from the University of London.

AUDIT COMMITTEE

     Our Audit Committee assists our board of directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants' qualifications and independence, the performance of our internal audit function and independent public accountants, finding any defects in the business management of our company for which purpose the Audit Committee may consult with our independent auditors and internal auditor, proposing to the board of directors ways to correct such defects, approving related-party transactions as required by Israeli law, and such other duties as may be directed by our Board of Directors.

     Under Israeli law, an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted.

     Our Audit Committee consists of three board members who satisfy the respective "independence" requirements of the SEC, NASDAQ and Israeli Law for audit committee members. Our Audit Committee is currently composed of Messrs. Itiel Efrat, Yehezkel Zeira and Elan Penn.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information as of November 8, 2007 regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 10% of our ordinary shares, (ii) each director and (iii) all directors and executive officers as a group:



                                  Number of Ordinary Shares      Percentage of
NAME                                Beneficially Owned (1)      Ownership (1)(2)
----                                     ----------                ---------

Formula Systems (1985) Ltd. (3)(4)       16,034,763                   50.8%
David Assia (5)                           1,374,419                    4.3%
Hadas Gazit Kaiser                               --                     --
Gad Goldstein (4)                                --                     --
Eitan Naor                                       --                     --
Eli Reifman                                      --                     --
Naamit Salomon (4)                               --                     --
Elan Penn (6)                                18,000                     (*)
Yehezkel Zeira (6)                           18,000                     (*)
All directors and executive officers
as a group (8 persons)                    1,410,419                    4.5%

---------------

          (*) Less than 1%

     (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person or group holding such securities but are not deemed outstanding for computing the percentage of any other person or group.

     (2)  Based on 31,504,540 ordinary shares outstanding as of the record date.

     (3) The address of Formula Systems (1985) Ltd. is 3 Hagalim Boulevard, Herzliya Pituach, Israel.

     (4) Gad Goldstein, a director of Formula Systems and a director of our company, and Naamit Salomon, an officer of Formula Systems and a director of our company, disclaim beneficial ownership of the 15,620,348 ordinary shares held by Formula Systems.

     (5) Includes 157,155 ordinary shares subject to currently exercisable options granted under our 2000 Stock Option Plan, having an average exercise price of $2.00 per share. Of such options, options to purchase 2,779 ordinary shares expire in 2012 and options to purchase 154,376 ordinary shares expire in 2013. Options granted prior to the dividend distribution in February 2003 reflect adjustments made to such options as a result of the dividend distribution.

     (6) Subject to currently exercisable options granted under our 2000 Stock Option Plan, having an exercise price of $1.50 per share which expire in 2015.

EXECUTIVE COMPENSATION

     The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2006.

                                         Salaries, fees,   Pension, retirement
                                           commissions         and similar
                                           and bonuses          benefits
                                            ---------           --------

All directors and executive
officers as a group, then consisting
of nine persons                              $420,477           $110,069

     During the year ended December 31, 2006, we paid to each of our outside and independent directors an annual fee of approximately $8,750 and a per meeting attendance fee of approximately $338. Those fees are paid based on the fees detailed in a schedule published semi-annually by the Committee for Public Directors under the Israeli Securities Law. We provide automobiles to our executive officers at our expense.

     As of December 31, 2006, our directors and executive officers as a group, then consisting of nine persons, held options to purchase an aggregate of 223,863 ordinary shares, at exercise prices ranging from $0.80142 to $5.95 per share (after the dividend adjustment), vesting immediately. Of such options, options to purchase 2,779 ordinary shares expire in 2012, options to purchase 162,584 ordinary shares expire in 2013, options to purchase 2,500 ordinary shares expire in 2014 and options to purchase 56,000 ordinary shares expire in 2015. All such options were granted under our 2000 Employee Stock Option Plan.

STOCK OPTION PLANS

1991 STOCK OPTION PLAN

     In 1991, we adopted our 1991 Employee Stock Option Plan, or the 1991 Plan. The 1991 Plan, as amended, authorized the grant of options to purchase an aggregate of 6,750,000 ordinary shares. The 1991 Plan had a 10-year term which ended on July 31, 2001. As of November 8, 2007, options to purchase 207,923 ordinary shares were outstanding under the 1991 Plan at an average exercise price of $3.53 per share. As of November 8, 2007, none of our executive officers and directors held any options to purchase ordinary shares under the 1991 Plan.

2000 STOCK OPTION PLAN

     Our 2000 Employee Stock Option Plan, or the 2000 Plan, authorizes the grant of options to purchase up to 3,000,000 ordinary shares. In January 2004, our shareholders approved an amendment to our 2000 Plan to provide for the issuance thereunder of an additional 1,000,000 ordinary shares. In December 2005, our shareholders approved an amendment to our 2000 Plan to provide for the issuance thereunder of an additional 600,000 ordinary shares. Employees, officers, directors and consultants of our company and its subsidiaries are eligible to participate in the 2000 Plan. Awards under the 2000 Plan may be granted in the forms of incentive stock options as provided in Section 422 of the U.S. Internal Revenue Code of 1986, as amended, non-qualified stock options, options granted pursuant to Section 102 of the Israeli Tax Ordinance and options granted pursuant to Section 3.9 of the Israeli Tax Ordinance. The 2000 Plan has a term of ten years and will terminate in November 2010. No award of options may be made after such date.

     As of November 8, 2007, options to purchase 4,112,731 ordinary shares had been granted under the 2000 Plan, having an average exercise price of $2.00 per share. Of such options, options to purchase 1,783,615 ordinary shares are currently exercisable. Options to purchase 487,269 ordinary shares are available for future grant under the 2000 Plan. Of the outstanding options, options to purchase 466,063 ordinary shares were granted to our executive officers and directors at an average exercise price of $2.00 per share, and options to purchase 200,000 ordinary shares were exercised into ordinary shares by such persons.

       APPROVAL OF TERMS OF COMPENSATION OF OUR PRESIDENT, CHIEF EXECUTIVE
                              OFFICER AND DIRECTOR
                           (ITEM 2 ON THE PROXY CARD)

     The Israeli Companies Law requires that the terms of compensation for a director of a public company, such as our company, whether in his capacity as a director or in any other position with the company, must be approved by the audit committee, board of directors and general meeting of shareholders, in that order.

     Effective as of June 15, 2007, Mr. Eitan Naor was appointed to serve as our president and chief executive officer, and as of August 2007, he was appointed to serve as a member of our Board of Directors. In connection with such appointment and subject to shareholders approval, our Audit Committee and Board of Directors have approved an employment agreement, effective as of the date of Mr. Naor's appointment, under which Mr. Naor will be entitled to certain benefits. The following is a summary of the material benefits provided under the employment agreement, but is not an exhaustive description of all the terms and conditions included in such agreement:

     o Monthly salary in the amount of NIS 106,250 (approximately $26,562). Such monthly salary will be linked to the Israeli consumer price index and updated once a year. Every two years Mr. Naor's monthly salary will be increased by 6%.

     o Our company will grant Mr. Naor fully vested stock options exercisable into 350,000 of our ordinary shares, par value NIS 0.1 each, under our 2007 Incentive Compensation Plan. Such options are granted in accordance with Section 102(c) of the Israeli Tax Ordinance. The exercise price of such stock options will be nil. In addition our company will grant Mr. Naor stock options exercisable into 350,000 ordinary shares, with an exercise price of $2.40. Such options will vest in accordance with the following schedule, and subject to the terms described below:

               (i) 43,750 options will vest on each of June 15, 2008, 2009, 2010 and 2011 if our company's net profit, as presented in its audited financial statements for the fiscal year ended December 31, 2007, 2008, 2009 and 2010, respectively, is equal to, or greater than, 90% of the amount that was determined in our company's budget, and approved by the Board of Directors, as the predicted net profit, for the fiscal years ended December 31, 2007, 2008, 2009 and 2010, respectively.

               (ii) 43,750 options will vest on each of June 15, 2008, 2009,
                    2010 and 2011 if our company's revenues, as presented in its audited financial statements for the fiscal year ended December 31, 2007, 2008, 2009 and 2010, respectively, is equal to, or greater than, 95% of the amount that was determined in our company's budget, and approved by the Board of Directors, as the predicted revenues for the fiscal years ended December 31, 2007, 2008, 2009 and 2010, respectively.

          In the event of reorganization, as defined in the agreement, the vesting periods of the options will be accelerated and the options will be exercisable immediately. The options will be otherwise subject to the terms and conditions of our 2007 Incentive Compensation Plan, under which they are granted.

     o An annual bonus in the amount of 6% of our company's net profit, as presented in its audited financial statements or, in the event that our company has a capital gain in the year, a bonus in the amount of 5% of our company's net profit and 1% of the capital gain as presented in our audited financial statements.

     o In addition, Mr. Naor will be entitled to social benefits as customary in Israel for an executive officer in his position, including managers insurance policy, education fund, annual vacation and recreation pay, as well as the use of a motor vehicle and reimbursement of expenses relating to operating the motor vehicle. Mr. Naor will also be entitled to the use of a cell phone, lap top computer and professional literature in accordance with our company policy, indemnification and insurance in accordance with our company policy and reimbursement of expenses incurred by him in connection with his employment.

     The employment agreement includes customary confidentiality, non-competition and non-solicitation provisions.

     It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

     "RESOLVED, to approve and authorize the terms of the employment agreement of Mr. Eitan Naor, our company's president, chief executive officer and a member of our Board of Directors, including the grant of options referred to therein, effective as of July 1, 2007."

     The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon is required to approve the foregoing resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE FOREGOING RESOLUTION.

            APPROVAL OF TERMS OF COMPENSATION OF ONE OF OUR DIRECTORS
                           (ITEM 3 ON THE PROXY CARD)

     The Israeli Companies Law requires that the terms of compensation for a director of a public company, such as our company, be approved by the audit committee, board of directors and shareholders, in that order.

     Mr. Yehezkel Zeira has served as a member of our Board of Directors since August 2005. Our Audit Committee and Board of Directors have approved the payment to Mr. Zeira of an annual fee of NIS 35,000 (approximately $8,750) and a per meeting attendance fee of approximately NIS 1,400 (approximately $350) retroactive to the time of his appointment.

     It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

          "RESOLVED, to approve the terms of the compensation of Mr. Yehezkel Zeira, a member of our Board of Directors, retroactive to August 2005."

     The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon is required to approve the foregoing resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE FOREGOING RESOLUTION.

           APPROVAL OF THE COMPANY'S 2007 INCENTIVE COMPENSATION PLAN
                           (ITEM 4 ON THE PROXY CARD)

     Our Board of Directors believe that it is essential for us to offer equity incentives in order to be able to continue to attract and retain the best available employees officers and directors and to promote their interest in the success of our company's business. Accordingly, our Board of Directors has adopted, subject to shareholder approval, the 2007 Incentive Compensation Plan, or the 2007 Plan, to allow for the grant thereunder of stock options, restricted share, restricted share units and performance awards.

     NASDAQ Marketplace rules require that a NASDAQ-listed company obtain shareholder approval for the adoption of, and material amendments to, most stock option plans.


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     Below is a summary of the principal provisions of the 2007 Plan. This summary is qualified in its entirety by the terms of the 2007 Plan, a copy of which will be available upon request.

SUMMARY OF THE 2007 PLAN

     NAME OF PLAN. Magic Software Enterprises Ltd. 2007 Incentive Compensation Plan.

     TYPE OF AWARDS UNDER THE 2007 PLAN. The 2007 Plan provides for the award of stock options, restricted shares, restricted share units and performance awards.

     SHARES SUBJECT TO THE 2007 PLAN. The shares subject to the 2007 Plan may be either authorized and unissued shares or previously issued shares acquired by our company or any of its subsidiaries. The total number of shares that may be delivered pursuant to awards under the 2007 Plan shall not exceed 1,500,000 shares in the aggregate. Out of such shares, 487,269 ordinary shares maybe allocated between the 2007 Plan and our 2000 Plan. If any awards shall expire, terminate, cancel or be forfeited, as the case may be, without having been fully exercised or satisfied by the issuance of shares - then the shares subject to such award shall be available again for delivery in connection with future awards under the 2007 Plan.

     TERM OF THE 2007 PLAN. Subject to the approval of shareholders, the 2007 Plan shall commence on August 8, 2007 and terminate upon the earliest of (i) the expiration of its ten (10) year period, or (ii) the termination of all outstanding awards in connection with a corporate transaction, or (iii) in connection with, and as a result of, any other relevant event, including the 2007 Plan's termination by the Board of Directors.

     AUTHORITY TO AWARD OPTIONS AND RESTRICTED SHARES AND RESTRICTED SHARES. Under the 2007 Plan, the option committee shall have full discretionary authority to grant or, when so restricted by applicable law, recommend the Board of Directors to grant, pursuant to the terms of the 2007 Plan, options and restricted shares and restricted share units to those individuals who are eligible to receive awards under the 2007 Plan.

     OPTION EXERCISE PRICE AND DURATION. The 2007 Plan provides that each option will expire on the date stated in the award agreement, which will not be more than ten years from its date of grant. The exercise price of an option shall be determined by the option committee of the Board of Directors and set forth in the award agreement. Unless determined otherwise by the Board of Directors, the exercise price shall be equal to, or higher than, the fair market value of our company's shares on the date of grant.

     RESTRICTED SHARES AND RESTRICTED SHARES UNITS PRICE. Under the 2007 Plan, restricted shares and restricted share units shall not be purchased for less than the ordinary share's par value, unless determined otherwise by the Board of Directors.

     AMENDMENT AND TERMINATION OF THE 2007 PLAN. Our Board of Directors may, from time to time, alter, amend, suspend or terminate the 2007 Plan, with respect to awards that have not been granted, subject to shareholder approval, if and to the extent required by applicable law. In addition, no such amendment, alteration, suspension or termination of the 2007 Plan or any award theretofore granted, shall be made which would materially impair the previously accrued rights of a participant under any outstanding award without the written consent of such participant, provided, however, that the Board of Directors may amend or alter the 2007 Plan and the option committee may amend or alter any award, including any agreement, either retroactively or prospectively, without the consent of the applicable participant, (1) so as to preserve or come within any exemptions from liability under any law or the rules and releases promulgated by the SEC, or (2) if the Board of Directors or the option committee determines in its discretion that such amendment or alteration either (I) is required or advisable for us, the 2007 Plan or the award to satisfy, comply with or meet the requirements of any law, regulation, rule or accounting standard or (II) is not reasonably likely to significantly diminish the benefits provided under such award, or that such diminishment has been or will be adequately compensated.


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     It is therefore proposed that the following resolution be adopted at the
Meeting:

          "RESOLVED, that the adoption of Magic Software Enterprises Ltd. 2007 Incentive Compensation Plan, authorizing the grant of awards to purchase up to 1,500,000 ordinary shares par value NIS 0.1, as set forth in the Proxy Statement for the 2007 Annual General Meeting of Shareholders, be, and it hereby is, ratified and approved."

     The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon is required to approve the foregoing resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE FOREGOING RESOLUTION.

          APPOINTMENT OF REGISTERED INDEPENDENT PUBLIC ACCOUNTING FIRM
                           (ITEM 5 ON THE PROXY CARD)

     Our Board of Directors first appointed Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, as our independent auditors in 1983. They served as our auditors until 1999 and were re-engaged to act as our independent auditors again beginning with the fiscal year ended December 31, 2001 and have served as our independent auditors for the fiscal years since 2001.

     At the Meeting, the shareholders will be asked to approve the re-appointment of Kost Forer Gabbay & Kasierer as our registered independent public accounting firm for the fiscal year ending December 31, 2007, pursuant to the recommendation of our Audit Committee and Board of Directors. In accordance with applicable law, our Board of Directors has delegated to our Audit Committee the authority to determine the remuneration of Kost Forer Gabbay & Kasierer in accordance to the volume and nature of their services. With respect to fiscal year 2006, we paid Kost Forer Gabbay & Kasierer approximately $142,000 for audit services, approximately $18,000 for tax related services and approximately $7,000 for other services mainly related to strategic consulting.

     The following resolution will be offered by the Board of Directors at the
Meeting:

          "RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the registered independent public accountants of Magic Software Enterprises Ltd. to conduct the annual audit of its financial statements for the year ending December 31, 2007, be and hereby is approved, and that the Board of Directors be, and it hereby is, authorized to delegate to the Audit Committee the authority to fix the remuneration of such independent registered public accountants in accordance with the volume and nature of their services."

     The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution.

     In the event this resolution does not receive the necessary vote for adoption, or if for any reason Kost Forer Gabbay & Kasierer will cease to act as our auditors, the Audit Committee will appoint other independent public accountants as our auditors.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE FOREGOING RESOLUTION.


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              REVIEW AND DISCUSSION OF OUR AUDITOR'S REPORT AND THE
                       CONSOLIDATED FINANCIAL STATEMENTS

     At the Meeting, our Auditor's Report and the Consolidated Financial Statements for the year ended December 31, 2006 will be presented. We will hold a discussion with respect to the Financial Statements at the Meeting. This item will not involve a vote of the shareholders.

     Our Annual Report on Form 20-F for the year ended December 31, 2006, including our audited Consolidated Financial Statements, is available on our website, at www.magicsoftware.com.

                                             By Order of the Board of Directors,

                                                      Amit Birk, Secretary

Dated: November 12, 2007